Exhibit 99.1

ARIS MINING ANNOUNCES HIGH GRADE DRILL RESULTS FROM ONGOING
SEGOVIA OPERATIONS EXPLORATION PROGRAM

Vancouver, Canada, August 12, 2024 - Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) announces the results received to date from its ongoing 2024 exploration drilling program at its Segovia Operations in Colombia, which is now 70% complete.

Neil Woodyer, CEO of Aris Mining, commented “Our drilling program continues to deliver high grade intersections, confirming the continuity and extension of the large scale veins at depth and along strike, and supporting Segovia’s status as one of the highest grade gold operations in the world. The identification of new, near mine mineral resources are expected to progressively lengthen the currently defined mine life, and to provide future low development cost mill feed to supplement the processing plant expansion currently underway. We are especially excited by the results of our ongoing data verification and new drilling programs at Cristales, which are expected to result in significant additions to inferred mineral resources and have the potential to connect the Cristales vein with the substantial vein systems at El Silencio”.

Exploration Program

The intersections provided in this news release include results received since the Company’s previous exploration news release dated August 16, 2023, which had a data cut-off date of July 31, 2023, up to validated sample assays available as of April 1, 2024. These results are expected to be included in the Company’s updated mineral resource and reserve estimates expected in the fourth quarter of 2024.

The Segovia vein system is extensive, with three of the four operating mines following relatively flat lying vein systems ranging between 1.5 and 2.8 kilometres (km) along strike and extending down dip for between 2.0 and 2.7 km. To date, 80 different veins and vein splays have been identified from both surface and underground drilling and underground channel sampling. Most of these large scale structures remain open along strike and down dip. The majority of the exploration drilling is undertaken from within the existing underground mine development and support infrastructure, targeting vein extensions that require relatively lower expenditures to develop and produce. As the vein splays are located in the footwall and hangingwall of the main veins, most of the drillholes intersect multiple veins, providing a high value per drill metre in terms of identifying new mineral resources, and often results in the discovery of new vein structures.

Vein intersection grades remain high after diluting the vein width to the planned mining widths for extraction using narrow vein mining methods. In addition to exploration drilling, ongoing channel samples of the veins at the actively advancing work faces also continue to provide new data to upgrade mineral resources to mineral reserves.

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Exploration Drilling Results

Cristales is a historic operation that is currently being operated by a third party contractor for processing at Segovia’s plant. The drilling strategy is to prove the extension of the Cristales vein at depth, which could potentially connect to an existing crosscut at El Silencio, opening up a new mining front. The new drillholes are located approximately 200 metres (m) to the south of the historic Cristales mine workings over an area of approximately 250 m by 200 m, and supplement over 3,700 newly validated historic vein intersections. These vein intersections are expected to result in new high grade inferred mineral resources. The new drillhole highlights1 include:

•	0.32 m at 25.80 g/t Au in hole CR-ES-075
•	0.47 m at 7.48 g/t Au in hole CR-ES-080
•	0.31 m at 15.54 g/t Au in hole CR-ES-083
•	0.25 m at 137.78 g/t Au in hole CR-ES-086

Elsewhere, near mine drillholes strategically located approximately 100 m to the east and above existing vein workings at El Silencio over an area of approximately 300 m by 120 m confirm the continuity of high grade veins and were successful in extending the main vein in this area for another 500 m down dip. These intersections are expected to drive growth of high grade mineral resources, which are important for operations in the medium term. Drilling in this location was also successful in identifying a new vein in the hangingwall and intersected other new veins with orientations oblique to the main structures. These new veins will be a high priority for definition in our next drilling programs. Highlights include:

•	0.12 m at 45.19 g/t Au in hole ES-MH14
•	0.23 m at 55.22 g/t Au in hole ES-MH14-01
•	0.30 m at 61.50 g/t Au in hole ES-MH11-03
•	0.48 m at 61.82 g/t Au in hole ES-MH12-02
•	0.39 m at 28.34 g/t Au in hole ES-MH12-04

Infill and extensional drillholes over a strike of 250 m located to the northwest of El Silencio were also successful in demonstrating continuity of the high grade veins, and are expected to result in new high grade mineral resources and reserves, adding new production areas to the operations. Two new veins were discovered in the footwall and hangingwall, and two other new veins related to a different structural trend were also discovered. These new discoveries have been added to the list of high priority targets for definition in our next drilling programs. Highlights include:

•	0.25 m at 15.20 g/t Au in hole ES-IU-182
•	0.20 m at 65.70 g/t Au in hole ES-IU-183
•	0.26 m at 715.99 g/t Au and 0.13 m at 93.34 g/t Au in hole ES-IU-191
•	0.20 m at 56.14 g/t Au in hole ES-IU-195
•	0.49 m at 118.75 g/t Au in hole ES-IU-202
•	0.14 m at 99.87 g/t Au in hole ES-IU-208

Surface drilling targeting a particularly rich vein located in shallower areas of the mine near the existing operations over a strike distance of 240 m was successful in confirming continuity of the vein from the surface. New mine development is now underway based on these successful drilling results, and with the support of an updated geological interpretation, are expected to convert to high grade mineral resources and reserves. Highlights include:

1 All intersection widths are corrected for true vein width

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•	0.29 m at 536.75 g/t Au in hole MAN-ES-017A
•	0.39 m at 178.24 g/t Au in hole MAN-ES-020
•	0.19 m at 812.16 g/t Au in hole MAN-ES-021

Underground drillholes were strategically planned at that same high grade vein target over a strike distance of 200 m to identify new mineral resources adjacent to the current mine infrastructure and to confirm continuity at depth. This drilling was successful and is expected to extend our high grade mineral resources, in addition to discovering a new vein in the hangingwall and two new veins in the footwall. Highlights include:

•	0.40 m at 137.80 g/t Au in hole ES-EU-141
•	0.37 m at 15.37 g/t Au in hole ES-EU-145
•	0.28 m at 13.13 g/t Au in hole ES-EU-154
•	0.50 m at 26.93 g/t Au in hole ES-EU-158

Finally, a series of infill holes designed to upgrade and expand existing mineral resources at the Providencia mine were drilled to test the downdip extension of a major high grade vein, with successful results that are expected to drive the short and medium term mine production plans. Highlights include:

•	0.28 m at 29.61 g/t Au in hole MAR-IU-034
•	0.29 m at 11.10 g/t Au in hole MAR-IU-041
•	0.16 m at 207.79 g/t Au in hole MAR-IU-052

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Figure 1. Location plan of drillhole and channel sample intersections

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Technical Disclosure

All samples comprise half diamond drill core and were prepared and assayed by the commercial laboratory SGS (ISO 9001:2008) located in Medellín, Colombia utilizing fire assay with atomic absorption finish and with gravimetric finish for assays greater than 10 g/t Au. Aris Mining implements an industry standard quality assurance and quality control program comprised of one certified standard and one blank submitted with every 20 samples, and one field, one coarse, and one pulp duplicate every 50 samples. There are no known drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the samples disclosed in this news release.

Click here to see a table of sample depths, true width lengths, and grades.

Click here to see a table of the location, azimuth, and dip of the drillholes.

The scientific and technical information contained in this news release was approved by Pamela De Mark, P.Geo., Senior Vice President, Geology and Exploration of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101. Ms. De Mark has reviewed the drilling, sampling, and assay protocols, reviewed the diamond drill core, and reviewed the logging, sampling, and QAQC databases to support the information contained in this news release.

About Aris Mining

Aris Mining is a gold producer in the Americas, currently operating two mines with expansions underway in Colombia. The Segovia Operations and the Marmato Upper Mine produced 226,000 ounces of gold in 2023. Aris Mining is targeting a production rate of approximately 500,000 ounces of gold per year in the second half of 2026, following a ramp-up period after the Segovia mill expansion scheduled for completion in Q1 2025 and the Marmato Lower Mine’s first gold pour in late 2025. Aris Mining also operates the 51% owned Soto Norte joint venture, where Feasibility level studies are underway on a new, smaller scale development plan, with results expected in early 2025. In Guyana, Aris Mining is advancing Toroparu, a gold/copper project. Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification.

Aris Mining promotes the formalization of traditional miners into contract mining partners as this process enables all miners to operate in a legal, safe and responsible manner that protects them and the environment.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

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For further information, contact:

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063 info@aris-mining.com	Kettina Cordero Vice President, Investor Relations + 1.604.417.2574

Forward-Looking Information

This news release contains “forward-looking information” or forward-looking statements” within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to results being expected to continue to drive annual growth in Segovia’s mineral resources, the identification of new mine mineral resources being expected to lengthen mine life and to provide future mill feed, drilling programs being expected to result in significant additions to inferred mineral resources, the Company’s expected updated mineral resource and reserve estimates at the Segovia Operations and the timing thereof, the Company’s targeted production rate of approximately 500,000 ounces per year in 2026 and the details thereof and the Company's plans and strategies are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “will continue” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled “Risk Factors” in Aris Mining's annual information form dated March 6, 2024 which is available on SEDAR+ at www.sedarplus.ca and in the Company's filings with the SEC at www.sec.gov. These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This news release contains information that may constitute future-orientated financial information or financial outlook information (collectively, FOFI) about the Company's prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company's actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The Company has included FOFI in order to provide readers with a more complete perspective on the Company's future operations and management's current expectations relating to the Company's future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this news release. Unless required by applicable laws, the Company does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

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